Exhibit 12.1

SITEL Worldwide Corporation
Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year Ended December 31,
		2013	2012	2011	2010	2009
(dollars in thousands)

Fixed charges:
	Interest expense	$76,202	$79,077	$68,430	$64,611	$51,493
	Capitalized expenses related to indebtedness	4,871	4,540	2,511	1,891	665
	Estimate of interest within rental expense	25,842	26,903	26,287	26,193	30,081
	Preference security dividend requirements	15,624	13,698	21,008	11,983	16,532

Total fixed charges (B)		122,539	124,218	118,236	104,678	98,771

(Loss) earnings before income taxes and non-controlling interest		(14,230)	(25,151)	(22,606)	(43,345)	(63,618)
Plus:	Fixed charges	122,539	124,218	118,236	104,678	98,771
Less:	Preference security dividend requirements	(15,624)	(13,698)	(21,008)	(11,983)	(16,532)
Earnings before income taxes, fixed charges and preference security dividend requirements (A)		92,685	85,369	74,622	49,350	18,621

Ratio of earnings to fixed charges (A/B)(1)		—	—	—	—	—
(1) Earnings for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 were inadequate to cover fixed charges. The coverage deficiency for these years was $29,854, $38,849, $43,614, $55,328, and $80,150, respectively.